                                                                      EXHIBIT 12

                  DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                           Six Months Ended
                                               April 30                          Year Ended October 31
                                       -----------------------   --------------------------------------------------------------
                                          2000         1999         1999        1998          1997         1996          1995
                                       ----------   ----------   ----------  -----------   ----------   ----------   ----------
                                                                 (In thousand of dollars)
Earnings:

Income of consolidated group before    $  412,998   $  307,078   $  365,135  $ 1,560,032   $1,507,070   $1,286,634   $1,092,751
income taxes and changes in
accounting

Dividends received from                     2,809        5,734        5,734        5,555        3,591        7,937        2,023
less-than-fifty percent owned
affiliates

Fixed charges excluding capitalized       314,536      283,130      571,949      531,817      433,673      410,764      399,056
interest
                                       ----------   ----------   ----------  -----------   ----------   ----------   ----------
Total earnings                         $  730,343   $  595,942   $  942,818   $2,097,404   $1,944,334   $1,705,335   $1,493,830
                                       ==========   ==========   ==========  ===========   ==========   ==========   ==========


Fixed charges:

Interest expense of consolidated       $  307,027   $  277,775   $  557,740   $  521,418   $  422,588   $  402,168   $  392,408
group including capitalized interest

Portion of rental charges deemed to         7,673        6,226       15,347       12,451       11,497        8,596        6,661
be interest
                                       ----------   ----------   ----------  ------------  ----------   ----------   ----------
Total fixed charges                    $  314,700   $  284,001   $  573,087   $  533,869   $  434,085   $  410,764   $  399,069
                                       ==========   ==========   ==========  ============  ==========   ==========   ==========

Ratio of earnings to fixed charges*          2.32         2.10         1.65         3.93         4.48         4.15         3.74


     The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less-than-fifty percent owned affiliates. "Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense which is deemed to be representative of the interest factor, and capitalized interest.

* The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

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